October 28, 2005

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W., Mail Stop 4-5

Washington, D.C. 20549-0405

Re:	Comment Letters Dated June 13, 2005 and September 6, 2005

Form 10-K for Fiscal Year Ended December 31, 2004, Filed March 31, 2005

Form 10-K/A for Fiscal Year Ended December 31, 2004, Filed April 29, 2005

Form 10-Q for Fiscal Quarter Ended March 31, 2005, Filed May 10, 2005 File No. 0-32261

Ladies and Gentlemen:

On July 15, 2005 and August 12, 2005, the Company responded to your comment letter dated June 13, 2005. Subsequent to that time we have discussed that response with members of the staff of the Securities and Exchange Commission (the “Staff”). Pursuant to those discussions, the Company is submitting the clarifying response set forth below to question six in place of the previously submitted response to that question. For your convenience, the comment provided by the Staff has been included before our response.

Form 10-Q for the Fiscal Quarter Ended March 31, 2005

Note 3 – Asset Retirement Obligations, page 7

6.	Please disclose the reasons why you believe it is appropriate to reduce your asset retirement obligation for liabilities incurred, so that it is clear how your accounting complies with the guidance in paragraphs 13 through 15 of SFAS 143.

Amended Response: The reconciliation of our beginning and ending asset retirement obligations (“ARO”) in our March 31, 2005 Form 10-Q reflected an unusual decrease in ARO which is reflected in the “Liabilities incurred” line item of the reconciliation. That decrease resulted from a first quarter correction of an ARO component that was counted twice at December 31, 2004, and expressly was not the result of a change in estimate due to the passage of time or a revision to the timing or amount of the original estimate, as set forth in SFAS 143 guidance related to changes in estimates. When the item was identified in April 2005, the Company evaluated the effect of the double counting of the liability component on the December 31, 2004 financial statements and the effect of the correction in the March 31,

2005 financial statements and deemed it to be immaterial in each period to the financial statements of the Company and the related disclosures taken as a whole pursuant to paragraph 38 of APB 20. Accordingly, the correction was made in the March 31, 2005 financial statements. Because the adjustment related to the correction of an incurred liability amount, and since no component of our estimated ARO had changed, we believed it more informative to reflect the amount as an adjustment to incurred liabilities in the following period than to characterize it as a change in estimate.

The following language is provided in response to your comments contained in your letter of September 6, 2005. For your convenience, the comment provided by the Staff has been included before our response.

Form 10-K for the Fiscal Year Ended December 31, 2004

Management’s Discussion and Analysis of Financial Condition and Results of Operations, Executive Overview, page 30

1.	Your response regarding your 38 projects’ pre-drill proved undeveloped reserves and their corresponding current ultimate proved reserves indicates the projects’ ratios of current post-drill ultimate reserves to their pre-drill PUD reserves range from 0 to 5.6 with a total average of .98 and a median value of .77. Expand your disclosure in the third paragraph to provide this information regarding this known trend or uncertainty. Address also whether you expect this trend to continue in the future. See Item 303(a)(3)(ii) Regulation S-K and the instructions to Item 303(a). Provide comparable disclosure under “Business – Our Business Strategy” as well.

Response: We have included the expanded disclosures you have requested in Form 10-K/A Amendment No. 2 for the fiscal year ended December 31, 2004. In accordance with Rule 12b-15, we have included the complete amended text of Item 1. Business and Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations in response to this comment.

If you have any questions or comments, please call me at 713-403-5514.

Sincerely,
ATP Oil & Gas Corporation

/s/ Albert L. Reese, Jr.
Albert L. Reese, Jr.
Chief Financial Officer